                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                              COSTILLA ENERGY, INC.
                              ---------------------
                                (Name of Issuer)

                          COMMON STOCK, $0.10 PAR VALUE
                          -----------------------------
                         (Title of Class of Securities)

                                    22161G103
                                    ---------
                                 (CUSIP Number)

                                  Julia Murray
                            General Counsel - Finance
                      Enron Capital & Trade Resources Corp.
                                1400 Smith Street
                                Houston, TX 77002
                                 (713) 853-6161
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 23, 1998
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: /_/

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    SUNDANCE ASSETS, L.P.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    00
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           0
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          1,076,611*
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    0
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    1,076,611*
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,076,611*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]

     N/A
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.9%**
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     PN
--------------------------------------------------------------------------------

* Represents shares of Common Stock initially issuable upon conversion of 7% (8% Paid in Kind) Series A Cumulative Convertible Preferred Stock of Costilla Energy, Inc., described herein and shares of Common Stock received as dividends thereon.

** Based on information contained in the Form 10-Q of Costilla Energy, Inc., for the Quarter ended September 30, 1998 as of November 13, 1998 and the Form 8-K of Costilla Energy, Inc. dated December 30, 1998.

                                  SCHEDULE 13D


--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    ENRON CAPITAL & TRADE RESOURCES CORP.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           0
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          4,306,442*
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    0
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    4,306,442*
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,306,442*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]

     N/A
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     24.5%**
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

* Represents shares of Common Stock initially issuable upon conversion of 7% (8% Paid in Kind) Series A Cumulative Convertible Preferred Stock of Costilla Energy, Inc., described herein and shares of Common Stock received as dividends thereon.

** Based on information contained in the Form 10-Q of Costilla Energy, Inc., for the Quarter ended September 30, 1998 as of November 12, 1998 and the Form 8-K of Costilla Energy, Inc. dated December 30, 1998.

                                  SCHEDULE 13D


--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    ENRON CORP.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Oregon
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           0
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          4,306,442*
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    0
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    4,306,442*
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,306,442*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]

     N/A
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     24.5%**
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

* Represents shares of Common Stock initially issuable upon conversion of 7% (8% Paid in Kind) Series A Cumulative Convertible Preferred Stock of Costilla Energy, Inc., described herein and shares of Common Stock received as dividends thereon.

** Based on information contained in the Form 10-Q of Costilla Energy, Inc., for the Quarter ended September 30, 1998 as of November 12, 1998 and the Form 8-K of Costilla Energy, Inc. dated December 30, 1998.

                                  SCHEDULE 13D


--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    JOINT ENERGY DEVELOPMENT INVESTMENTS II LIMITED PARTNERSHIP
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    BK
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           0
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          3,229,831*
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    0
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    3,229,831*
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,229,831*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]

     N/A
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20.4%**
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

* Represents shares of Common Stock initially issuable upon conversion of 7% (8% Paid in Kind) Series A Cumulative Convertible Preferred Stock of Costilla Energy, Inc., described herein and shares of Common Stock received as dividends thereon.

** Based on information contained in the Form 10-Q of Costilla Energy, Inc., for the Quarter ended September 30, 1998 as of November 12, 1998 and the Form 8-K of Costilla Energy, Inc. dated December 30, 1998.

                            STATEMENT ON SCHEDULE 13D

Note: All information herein with respect to Costilla Energy, Inc., a Delaware corporation (the "Issuer"), is given to the best knowledge and belief of the Reporting Entities (as defined herein).

Items 2, 4, 5 and 7 of the joint Schedule 13D of Enron Corp., Enron Capital & Trade Resources Corp., and Joint Energy Development Investments II Limited Partnership dated June 12, 1998 (the "Initial Schedule 13D") are amended by the addition of the following:

Item 2. Identity and Background, Item 4. Purpose of Transaction and Item 5. Interest in Securities of the Issuer.

         Effective as of December 23, 1998, (i) the shares of the Issuer's 7% (8% Paid in Kind) Series A, Cumulative Convertible Preferred Stock (the "Preferred Stock") held by Enron Capital & Trade Resources Corp. ("ECT") and
(ii) shares of Common Stock, $0.10 par value per share (the "Common Stock") issued to ECT as dividends thereon, were contributed to the capital of Sundance Assets, L.P., a Delaware limited partnership ("Sundance"), as part of an internal reorganization of the merchant asset portfolio of Enron Corp. ("Enron"), and its subsidiaries and affiliates. The general partner of Sundance is Ponderosa Assets, L.P., a Delaware limited partnership ("Ponderosa"), which is wholly-owned by Enron and certain of its subsidiaries. The general partner of Ponderosa is Enron Ponderosa Management Holdings, Inc., a Delaware corporation and wholly-owned subsidiary of Enron ("EPMH"). Ponderosa, as the general partner of Sundance, and EPMH, as the general partner of Ponderosa, may each be deemed to be controlling persons of Sundance.

         This Schedule 13D/A amendment is being filed by (i) Sundance (as its initial filing of Schedule 13D), whose principal business is the ownership and management of a diversified portfolio of energy related investments, (ii) ECT,
(iii) Enron, and (iv) Joint Energy Development Investments II Limited Partnership, a Delaware limited partnership ("JEDI II"). Sundance, ECT, Enron and JEDI II are referred to herein as the "Reporting Entities."

         The address of the principal business office of Sundance, Ponderosa and EPMH is 1400 Smith Street, Houston, Texas 77002. Schedule I attached hereto sets forth certain additional information with respect to each director and each executive officer of EPMH. Schedules II, III and IV, respectively, set forth current lists of the executive officers and directors of ECT, Enron and Enron Capital II Corp. (the corporate general partner of the general partner of JEDI
II), respectively. The filing of this statement on Schedule 13D shall not be construed as an admission that EPMH or any person listed on Schedule I, II, III or IV hereto is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this statement.

         None of the Reporting Entities, nor to their knowledge Ponderosa or EPMH or any person listed on Schedule I, II, III or IV hereto, has been, during the last five years (a) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violations with respect to such laws.

         The Preferred Stock and Common Stock were acquired by Sundance as a contribution to its capital upon formation. The Preferred Stock and Common Stock are being held by Sundance for investment purposes. Sundance intends to review its investment in the Issuer on a continuing basis and, depending upon the price of, and other market conditions relating to, the Common Stock, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to Sundance, general stock market and economic conditions, tax considerations and other factors deemed relevant, may decide to increase or decrease the size of its investment in the Issuer.

         ECT is no longer the record holder of any shares of Preferred Stock or Common Stock. However, Sundance holds shares of Preferred Stock previously held in the name of ECT (which were described in the Initial Schedule 13D), which are presently convertible into 1,008,878 shares of Common Stock, subject to adjustment as set forth in the Certificate of Designation with respect to the Preferred Stock. In addition, Sundance holds an aggregate of 67,733 shares of Common Stock initially issued to ECT as dividends on the Preferred Stock. If such shares of Preferred Stock were converted into Common Stock, Sundance would hold an aggregate of 1,076,611 shares of Common Stock, or approximately 7.9% of the outstanding Common Stock (based on the number of shares of Common Stock outstanding as of November 12, 1998 as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 1998, as adjusted for the issuance of additional shares described in the Issuer's Form 8-K dated December 30, 1998). Enron and ECT may also be deemed to beneficially own the shares of Preferred Stock and Common Stock held by Sundance, as well as an additional 203,197 shares of Common Stock issued to JEDI II as dividends on Preferred Stock owned by JEDI II, and, accordingly, Enron and ECT may be deemed to continue to share beneficial ownership of 4,306,442 shares of Common Stock or 24.5% of the shares which would be outstanding upon conversion of the Preferred Stock, (based upon the number of shares set forth in the Issuer's Quarterly Report on Form 10-Q for the Quarter ended September 30, 1998, as adjusted for the issuance of additional shares described in the Issuer's Form 8-K dated December 30, 1998). Enron disclaims beneficial ownership of any shares of Preferred Stock or Common Stock. ECT and Sundance disclaim beneficial ownership of the shares of Preferred Stock and Common Stock issued to JEDI II.

         ECT, Ponderosa, EPMH and Enron may be deemed to share voting and dispositive power over the Preferred Stock (and the shares of Common Stock (i) issued as dividends thereon, and (ii) issuable upon conversion thereof) held by Sundance.

         Other than the transactions described herein, none of the Reporting Entities, nor to their knowledge ECMLP II, ECC II, Ponderosa, EPMH or any of the persons named in the Schedules hereto, has effected any transactions in the Common Stock during the preceding sixty days.

Item 7.           Material to be Filed as Exhibits.

      Exhibit 6      Joint Filing Agreement.

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  January 4, 1999                      SUNDANCE ASSETS, L.P.

                                                By:  Ponderosa Assets, L.P.
                                                     its general partner

                                                By:  Enron Ponderosa Management
                                                     Holdings, Inc. its general
                                                     partner

                                                By: \s\ Peggy B. Menchaca
                                                   -----------------------------
                                                Name:   Peggy B. Menchaca
                                                Title:  Vice President and
                                                        Secretary


Date:  January 4, 1999                      ENRON CAPITAL & TRADE
                                                RESOURCES CORP.

                                                By: \s\ Peggy B. Menchaca
                                                   -----------------------------
                                                Name:  Peggy B. Menchaca
                                                Title: Vice President and
                                                       Secretary


Date:  January 4, 1999                      ENRON CORP.

                                                By: \s\ Peggy B. Menchaca
                                                   -----------------------------
                                                Name:  Peggy B. Menchaca
                                                Title: Vice President and
                                                       Secretary


Date:  January 4, 1999                      JOINT ENERGY DEVELOPMENT
                                            INVESTMENTS II LIMITED PARTNERSHIP

                                            By: Enron Capital Management II
                                                Limited Partnership, its general
                                                partner

                                            By: Enron Capital II Corp., its
                                                general partner

                                            By: \s\ Peggy B. Menchaca
                                               ---------------------------------
                                            Name:  Peggy B. Menchaca
                                            Title:  Vice President and Secretary

                                   SCHEDULE I

                        DIRECTORS AND EXECUTIVE OFFICERS
                    ENRON PONDEROSA MANAGEMENT HOLDINGS, INC.

Name and Business Address          Citizenship           Position and Occupation
-------------------------          -----------           -----------------------
1400 Smith Street
Houston, TX 77002

James V. Derrick, Jr.                U.S.A.              Director

Mark A. Frevert                      U.S.A.              Director

Kenneth D. Rice                      U.S.A.              Director and Chairman,
                                                         Chief Executive Officer
                                                         and Managing Director

Gene E. Humphrey                     U.S.A.              President and Managing
                                                         Director

Richard B. Buy                       U.S.A.              Managing Director

Andrew S. Fastow                     U.S.A.              Managing Director

Mark E. Haedicke                     U.S.A.              Managing Director and
                                                         General Counsel

Jeffrey McMahon                      U.S.A.              Managing Director,
                                                         Finance and Treasurer

Jeremy M. Blachman                   U.S.A.              Vice President

William W. Brown                     U.S.A.              Vice President

Robert J. Hermann                    U.S.A.              Vice President and
                                                         General Tax Counsel

Michael J. Kopper                    U.S.A.              Vice President

Peggy B. Menchaca                    U.S.A.              Vice President and
                                                         Secretary

Jordan H. Mintz                      U.S.A.              Vice President, Tax and
                                                         Tax Counsel

Kristina M. Mordaunt                 U.S.A.              Vice President and
                                                         Assistant General
                                                         Counsel



                                 Page I-1 of 17

                                   SCHEDULE II

                        DIRECTORS AND EXECUTIVE OFFICERS
                      ENRON CAPITAL & TRADE RESOURCES CORP.

Name and Business Address          Citizenship           Position and Occupation
-------------------------          -----------           -----------------------

1400 Smith Street
Houston, TX  77002

Mark A. Frevert                      U.S.A.              Director; President--
                                                         ECT Europe and Managing
                                                         Director

Mark E. Haedicke                     U.S.A.              Director; Managing
                                                         Director and General
                                                         Counsel

Kevin P. Hannon                      U.S.A.              Director; President and
                                                         Chief Operating Officer

Kenneth D. Rice                      U.S.A.              Director; Chairman of
                                                         the Board, Chief
                                                         Executive Officer and
                                                         Managing Director;
                                                         Chairman and Chief
                                                         Executive Officer--
                                                         ECT North America

Gene E. Humphrey                     U.S.A.              Vice Chairman


Robert J. Hermann                    U.S.A.              Vice President and
                                                         General Tax Counsel



                                 Page II-1 of 17

                                  SCHEDULE III

                        DIRECTORS AND EXECUTIVE OFFICERS
                                   ENRON CORP.


Name and Business Address          Citizenship           Position and Occupation
-------------------------          -----------           -----------------------

Robert A. Belfer                     U.S.A.            Director; Chairman, President and
767 Fifth Avenue, 46th Fl.                             Chief Executive Officer,
New York, NY 10153                                     Belco Oil & Gas Corp.

Norman P. Blake, Jr.                 U.S.A.            Director;  Chairman, United States
USF&G Corporation                                      Fidelity and Guaranty Company
6225 Smith Ave. LA0300
Baltimore, MD 21209

Ronnie C. Chan                       U.S.A.            Director; Chairman of Hang Lung
Hang Lung Development                                  Development Group
   Company Limited
28/F, Standard Chartered
   Bank Building
4 Des Vouex Road Central
Hong Kong

John H. Duncan                       U.S.A.            Director; Investments
5851 San Felipe, Suite 850
Houston, TX 77057

Joe H. Foy                           U.S.A.            Director; Retired Senior Partner,
404 Highridge Dr.                                      Bracewell & Patterson, L.L.P.
Kerrville, TX 78028

Wendy L. Gramm                       U.S.A.            Director; Former Chairman, U.S.
P. O. Box 39134                                        Commodity Futures Trading
Washington, D.C. 20016                                 Commission

Ken L. Harrison                      U.S.A.            Director; Vice Chairman of Enron
121 S. W. Salmon Street                                Corp. and Chairman and Chief
Portland, OR 97204                                     Executive Officer of Portland General
                                                       Electric Company

Robert K. Jaedicke                   U.S.A.            Director; Professor (Emeritus),
Graduate School of Business                            Graduate School of Business
Stanford University                                    Stanford University
Stanford, CA 94305



                                Page III-1 of 17


Charles A. LeMaistre                 U.S.A.            Director; President (Emeritus),
13104 Travis View Loop                                 University of Texas M. D. Anderson
Austin, TX 78732                                       Cancer Center

Jerome J. Meyer                      U.S.A.            Director; Chairman and Chief
26600 S. W. Parkway                                    Executive Officer, Tektronix, Inc.
Building 63; P. O. Box 1000
Wilsonville, OR 97070-1000

John A. Urquhart                     U.S.A.            Director; Senior Advisor to the
John A. Urquhart Assoc.                                Chairman of Enron Corp.; President,
111 Beach Road                                         John A. Urquhart Associates
Fairfield, CT 06430

John Wakeham                         U.K.              Director; Former U.K. Secretary of
Pingleston House                                       State for Energy and Leader of the
Old Alresford                                          Houses of Commons and Lords
Hampshire S024 9TB
United Kingdom

Charls E. Walker                     U.S.A.            Director; Chairman, Walker &
Walker & Walker, LLC                                   Walker, LLC
10220 River Road, Ste. 105
Potomac, Maryland 20854

Herbert S. Winokur, Jr.              U.S.A.            Director; President, Winokur &
Winokur & Associates, Inc.                             Associates, Inc.
30 East Elm Ct.
Greenwich, CT 06830


Each of the following person's
business address is:

1400 Smith Street
Houston, TX  77002

Kenneth L. Lay                       U.S.A.            Director; Chairman and Chief
                                                       Executive Officer

J. Clifford Baxter                   U.S.A.            Senior Vice President, Corporate
                                                       Development

Richard B. Buy                       U.S.A.            Senior Vice President and Chief
                                                       Risk Officer



                                Page III-2 of 17


Richard A. Causey                    U.S.A.            Senior Vice President, Chief
                                                       Accounting, Information and
                                                       Administrative Officer

James V. Derrick, Jr.                U.S.A.            Senior Vice President and General
                                                       Counsel

Andrew S. Fastow                     U.S.A.            Senior Vice President and Chief
                                                       Financial Officer

Mark A. Frevert                      U.S.A.            President and Chief Executive
                                                       Officer, Enron Europe, Ltd.

Stanley C. Horton                    U.S.A.            Chairman and Chief Executive
                                                       Officer, Enron Gas Pipeline Group

Rebecca P. Mark                      U.S.A.            Vice Chairman; Chairman, Enron
                                                       International, Inc.

Lou L. Pai                           U.S.A.            Chairman, President and Chief
                                                       Executive Officer, Enron Energy
                                                       Services, Inc.

Kenneth D. Rice                      U.S.A.            Chairman and Chief Executive
                                                       Officer, Enron Capital & Trade
                                                       Resources Corp. - North America

Jeffrey K. Skilling                  U.S.A.            Director; President and Chief
                                                       Operating Officer, Enron Corp.

Joseph W. Sutton                     U.S.A.            President and Chief Executive
                                                       Officer, Enron International, Inc.



                                Page III-3 of 17

                                   SCHEDULE IV

                        DIRECTORS AND EXECUTIVE OFFICERS
                             ENRON CAPITAL II CORP.

Name and Business Address          Citizenship           Position and Occupation
-------------------------          -----------           -----------------------

1400 Smith Street
Houston, TX 77002

James V. Derrick, Jr.                U.S.A.                  Director

Mark A. Frevert                      U.S.A.                  Director

Kenneth D. Rice                      U.S.A.                  Director and Chairman, Chief
                                                             Executive Officer and
                                                             Managing Director

Gene E. Humphrey                     U.S.A.                  President and Managing
                                                             Director

Richard B. Buy                       U.S.A.                  Managing Director

Andrew S. Fastow                     U.S.A.                  Managing Director

Jeffrey McMahon                      U.S.A.                  Managing Director, Finance
                                                             and Treasurer

Mark E. Haedicke                     U.S.A.                  Managing Director and
                                                             General Counsel



                                 Page IV-1 of 17